SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated September 24, 2004

                              --------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              --------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosures:

Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board. TURKCELL BoD DECISION DATED SEPTEMBER 21, 2004

Press Release dated September 23, 2004: TURKCELL PROVIDES UPDATE ON THE PROGRESS OF ITS INVESTMENT IN IRAN

[TURKCELL LOGO]

                 TURKCELL BoD DECISION DATED SEPTEMBER 21, 2004


          Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.


                                                         Istanbul Stock Exchange

                                                                ISTANBUL
                                                                --------


Special Subjects:
-----------------

Turkcell shareholder, Yapi ve Kredi Bankasi A.S. ("YKB") requested Turkcell to endorse Bilka Bilgi Kaynak ve Iletisim San. ve Ticaret A.S.'s ("Bilka") 2,527,814,013 million ordinary shares, which were pledged in favor of Yapi Kredi Bankasi A.S., in blank to apply Takasbank, the Turkish share custody bank, for enabling the sale of these shares in Istanbul Stock Exchange

On September 21, 2004, Turkcell Board of Directors decided to endorse Bilka's shares in blank.


We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.


                                               TURKCELL ILETISIM HIZMETLERI A.S.



For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)


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[TURKCELL LOGO]

                                                           FOR IMMEDIATE RELEASE


       TURKCELL PROVIDES UPDATE ON THE PROGRESS OF ITS INVESTMENT IN IRAN


Istanbul, Turkey: September 23, 2004 - Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today an update on its operations in Iran in the light of recent media reports stating that the GSM license agreement had been signed establishing Turkcell as the second GSM operator in Iran.

The GSM license agreement has been signed between Irancell, the company that will carry out the GSM operations in Iran, and the Iranian government. However, Irancell will not become a licensed GSM operator until the license fee of
(euro)300 million is paid.

Turkcell will make a further announcement once the GSM license transferred to Irancell.





                               www.turkcell.com.tr
                               -------------------

About Turkcell

Turkcell is the leading GSM operator in Turkey with 20.9 million postpaid and prepaid customers. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 405 operators in 167 countries as of June 30, 2004. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 3.0 million subscribers as of June 30, 2004.


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For further information please contact:


Contact:

Turkcell:                                            Citigate Dewe Rogerson
Investors:                                           Europe:
Koray Ozturkler, Investor Relations                  Kate Delahunty
Tel: +90 212 313 1500                                Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr               Email: kate.delahunty@citigatedr.co.uk
                                                     or
Murat Borekci, Investor Relations                    United States:
Tel: + 90 212 313 1503                               Victoria Hofstad/Jessica Wolpert
Email: murat.borekci@turkcell.com.tr                 Tel: +1-201-499-3500
investor.relations@turkcell.com.tr                   Email: victoria.hofstad@citigatefi.com
                                                     jessica.wolpert@citigatefi.com
Media:
Nazli Candan, Corporate Communications
Tel: + 90 212 313 2310
Email: nazli.candan@turkcell.com.tr
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

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SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           TURKCELL ILETISIM HIZMETLERI A.S.


Date: September 24, 2004                   By:  /s/ MUZAFFER AKPINAR
                                               ------------------------

                                           Name:   Muzaffer Akpinar
                                           Title:  Chief Executive Officer